# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Assets Trust, Inc., CIK 0001500217
CUSIP: 024013104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 05/03/2023
Filed by CIK 0001221359
Persons authorized to receive notices and communications: Ernest S. Rady, 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121, 858-350-2600

## Reporting persons
- American Assets, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 7,376,603; shared voting power 0; sole dispositive power 7,376,603; shared dispositive power 0; aggregate amount beneficially owned 7,376,603 (11.1% of the class)
- Ernest Rady Trust U/D/T March 10, 1983: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF), other (OO); sole voting power 26,398,037; shared voting power 0; sole dispositive power 26,398,037; shared dispositive power 0; aggregate amount beneficially owned 26,398,037 (34.8% of the class)
- Ernest S. Rady (CIK 0001221359): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 27,615,851; shared voting power 0; sole dispositive power 27,615,851; shared dispositive power 0; aggregate amount beneficially owned 27,615,851 (36.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: American Assets Trust, Inc.
Address of issuer's principal executive offices: 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121
Comment: This Amendment No. 9 to Schedule 13D (this "Ninth Amendment") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 20, 2011 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Shares"), of American Assets Trust, Inc., a Maryland corporation (the "Company"), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information in Item 3 is hereby amended and supplemented as follows:

Since Amendment No. 8 to Schedule 13D was filed on September 21, 2022, the Reporting Persons have purchased 1,014,680 Shares for aggregate consideration of $19,572,971 (excluding brokerage commissions) using the source of funds described in Row 4 of the cover pages hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 is hereby amended and supplemented as follows:

2023 Transactions

Item 5(c) provides disclosure with regard to the 2023 Transactions (as defined below) and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Company's business, financial condition, operations and prospects; price levels of the Company's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the ownership limitations in the Company's charter, the Reporting Persons may acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons, including Mr. Rady in his position as Executive Chairman of the board of directors (the "Board") of the Company, may engage in discussions with management, the Board, other securityholders of the Company and other relevant parties, or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; security offerings and/or stock repurchases by the Company; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference into this Item 5(a).

The percentage on the cover page for Ernest S. Rady is based upon 75,968,228 Shares outstanding (the sum of 61,138,238 Shares outstanding as of February 11, 2025, as reported by the Company in its Annual Report on Form 10-K for the period ended December 31, 2024 ("Form 10-K") as filed with the SEC on February 12, 2025, and 14,829,990 common units of our operating partnership ("OP Units") owned by Mr. Rady and his affiliates, and assuming that (1) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage on the cover page for ERT is based upon 75,968,228 Shares outstanding (the sum of 61,138,238 Shares outstanding as of February 11, 2025, as reported by the Company in its Form 10-K as filed with the SEC on February 12, 2025, and 14,829,990 OP Units owned by ERT and its affiliates, and assuming that (1) OP Units beneficially owned by ERT are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage on the cover page for American Assets, Inc. is based upon 66,247,819 Shares outstanding (the sum of 61,138,238 Shares outstanding as of February 11, 2025, as reported by the Company in its Form 10-K as filed with the SEC on February 12, 2025, and 5,109,581 OP Units owned by American Assets, Inc. and its affiliates, and assuming that (1) OP Units beneficially owned by American Assets, Inc. are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage of class reported herein does not reflect the ownership limitation of 19.9% in value or in number of shares, whichever is more restrictive, of the Company's outstanding Shares, based on restrictions in the Company's charter.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference into this Item 5(b).

The amount of securities reported herein for Ernest S. Rady includes (i) 7,825,689 Shares and 9,720,409 OP Units held by ERT, for which Mr. Rady is the trustee; (ii) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc., which is directly controlled by Mr. Rady; (iii) 2,004 OP Units held by ICW Group Holdings, Inc., which is directly controlled by Mr. Rady; (iv) 1,275,336 Shares held by Insurance Company of the West, which is directly controlled by Mr. Rady; (v) 200,000 Shares held by Explorer Insurance Company, which is directly controlled by Mr. Rady; (vi) 100,459 Shares held by Evelyn Shirley Rady Trust U/D/T March 10, 1983, for which Mr. Rady is the trustee; (vii) 1,009,021 Shares held by Rady Foundation dated August 2, 2002, for which Mr. Rady is the trustee; (viii) 41,654 restricted Shares; and (ix) 66,680 shares held in the Ernest Rady IRA.

The amount of securities reported herein for ERT includes (i) 7,825,689 Shares and 9,720,409 OP Units held by ERT, (ii) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc., which is controlled by ERT, (iii) 2,004 OP Units held by ICW Group Holdings, Inc., which is indirectly controlled by ERT, (iv) 1,275,336 Shares held by Insurance Company of the West, which is controlled by ERT, and (v) 200,000 Shares held by Explorer Insurance Company, which is controlled by ERT.

The amount of securities reported herein for American Assets, Inc. includes (i) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc. and (ii) 2,004 OP Units held by ICW Group Holdings, Inc., which is controlled by American Assets, Inc.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

During the sixty days prior to May 5, 2023, and thereafter, the Reporting Persons acquired 939,680 Shares in a series of open-market transactions (the "2023 Transactions"). Details by date and listing the number of Shares acquired, the weighted average price per share and the person executing the transaction are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC or the Company, full information regarding the number of shares sold at each separate price for each transaction:

March 9, 2023
-Shares Acquired: 40,000
-Weighted Average Price Per Share: $21.98
-By ERT

March 13, 2023
-Shares Acquired: 10,000
-Weighted Average Price Per Share: $19.29
-By American Assets, Inc.

May 1, 2023
-Shares Acquired: 120,000
-Weighted Average Price Per Share: $17.99
-By ERT

May 2, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $17.66
-By ERT

May 3, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $17.66
-By ERT

May 4, 2023
-Shares Acquired: 80,000
-Weighted Average Price Per Share: $18.60
-By ERT

May 5, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $18.89
-By ERT

May 8, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $18.93
-By ERT

May 9, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $18.86
-By Rady Foundation

May 10, 2023
-Shares Acquired: 42,140
-Weighted Average Price Per Share: $18.84
-By Rady Foundation

May 11, 2023
-Shares Acquired: 47,540
-Weighted Average Price Per Share: $18.84
-By Rady Foundation

May 12, 2023
-Shares Acquired: 100,000
-Weighted Average Price Per Share: $18.76
-By Rady Foundation

In addition, on December 6, 2023, the Reporting Persons forfeited 30,976 Shares of restricted stock due to the Company not achieving certain stated performances metrics and on December 3, 2024, the Reporting Persons forfeited 2,777 Shares of restricted stock due to the Company not achieving certain stated performance metrics, in each case to the Company and for no consideration.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ERT as reported herein.

Ernest S. Rady also has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by American Assets, Inc. as reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

Not applicable.

## Signatures
- American Assets, Inc.: Ernest S. Rady, Ernest S. Rady/ President (04/15/2025)
- Ernest Rady Trust U/D/T March 10, 1983: Ernest S. Rady, Ernest S. Rady/ Trustee (04/15/2025)
- Ernest S. Rady: Ernest S. Rady, Ernest S. Rady/ Trustee (04/15/2025)